Filed Pursuant to Rule 433

Registration No. 333-209681

Dated: January 16, 2018

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated January 16, 2018 to the Prospectus dated April 15, 2016.

Issuer:	JPMorgan Chase & Co.
Security Type:	SEC Registered Senior Notes
Security:	Fixed-to-Floating Rate Notes due 2029
Currency:	USD
Size:	$2,250,000,000
Maturity:	January 23, 2029
Fixed Rate Period:	From and including January 23, 2018 to but excluding January 23, 2028
Floating Rate Period:	From and including January 23, 2028 to but excluding Maturity
Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period
Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period
Benchmark Treasury:	2.250% due November 15, 2027
Benchmark Treasury Yield:	2.539%
Spread to Benchmark Treasury:	+97 basis points
Reoffer Yield:	3.509%
Fixed Rate Coupon:	3.509%, payable semiannually in arrears during the Fixed Rate Period.
Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus 0.945%, payable quarterly in arrears during the Floating Rate Period.
Floating Rate Index:	Three-month LIBOR
Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period
Price to Public:	100% of face amount
Proceeds (Before Expenses) to Issuer:	$2,239,875,000 (99.55%)
Interest Payment Dates:	During the Fixed Rate Period, each January 23 and July 23, beginning July 23, 2018 and including January 23, 2028, and during the Floating Rate Period, each of April 23, 2028, July 23, 2028, October 23, 2028 and January 23, 2029.
Business Day:	New York and London
Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after July 23, 2018 and prior to January 23, 2028 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 15 basis points, if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole, but not in part, on January 23, 2028 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after October 23, 2028 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated January 16, 2018 to the Prospectus dated April 15, 2016.

CUSIP/ISIN:	46647PAM8/ US46647PAM86
Trade Date:	January 16, 2018
Settlement Date:	January 23, 2018 (T+5)
Denominations:	$2,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:

ABN AMRO Securities (USA) LLC

ANZ Securities, Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

CIBC World Markets Corp.

Danske Markets Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc. nabSecurities, LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

UniCredit Capital Markets LLC

Westpac Capital Markets, LLC

R. Seelaus & Co., Inc.

Samuel A. Ramirez & Company, Inc.

Siebert Cisneros Shank & Co., L.L.C.

The Williams Capital Group, L.P.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on January 23, 2018 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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